Embrace Change Acquisition Corp.

5186 Carroll Canyon Rd

San Diego, CA 92121

May 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Embrace Change Acquisition Corp.
Registration Statement on Form S-1
File No. 333-258221
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Embrace Change Acquisition Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:05 PM, Eastern Time, on May 13, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Loeb & Loeb LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Acting severally on behalf of themselves and the several underwriters EF HUTTON, DIVISION OF BENCHMARK INVESTMENTS, LLC

By:	/s/ Sam Fleischman
Name: Sam Fleischman
Title: Supervisory Principal